EXHIBIT 99.1

Bond Trust  |
  Deed      |
            |
Schedule 8  |
   Reference | ARMS II GLOBAL FUND 2 AMENDED BONDHOLDERS REPORT                                                         JANUARY 2004
------------------------------------------------------------------------------------------------------------------------------------
              REPORTING DATES

              Cut-Off Date                                                                                        December 31, 2003
              Determination Date                                                                                    January 8, 2004
              Payment Date                                                                                         January 12, 2004
              Start Interest Period                                                                                October 30, 2003
              End Interest Period                                                                                  January 11, 2004
              No of Days in Interest Period                                                                                      74
              Start Calculation Period                                                                             October 30, 2003
              End Calculation Period                                                                              December 31, 2003
              No of Days in Calculation Period                                                                                   63

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

              SECURITIES ON ISSUE                                                               Amount                     Amount
                                                                                                 (US$)                      (A$)
              Class A Bonds
              Initial Face Value                                                             1,000,000,000            1,428,571,429
                Previous Principal Distribution                                                       --                       --
                Principal Distribution for current calculation period                           28,800,000               41,142,857
              Total Principal Distribution to date                                              28,800,000               41,142,857
                                                                                                                      -------------
              Beginning Principal Amount                                                     1,000,000,000            1,428,571,429
    (a)       Ending Principal Amount                                                          971,200,000            1,387,428,571
              less Unreimbursed Charge-offs                                                           --                       --
              Beginning Stated Amount                                                        1,000,000,000            1,428,571,429
    (a)       Ending Stated Amount                                                             971,200,000            1,387,428,571

              Class B Bonds
              Initial Face Value                                                                33,500,000               47,857,143
                Previous Principal Distribution                                                       --                       --
                Principal Distribution for current calculation period                                 --                       --
              Total Principal Distribution to date                                                    --                       --
                                                                                                                      -------------
              Beginning Principal Amount                                                        33,500,000               47,857,143
    (a)       Ending Principal Amount                                                           33,500,000               47,857,143
              less Unreimbursed Charge-offs                                                           --                       --
              Beginning Stated Amount                                                           33,500,000               47,857,143
    (a)       Ending Stated Amount                                                              33,500,000               47,857,143

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

              INTEREST RATE FOR ACCRUAL PERIOD                                        Libor /            Interest          Interest
                                                                                  Bank Bill Rate          Margin             Rate

              USD
              Class A Bonds                                                           1.14651             0.25000           1.39651
              Class B Bonds                                                           1.14651             0.75000           1.89651

              AUD
              Class A Bonds (payable to Currency Swap Provider)                       4.9706               0.4229            5.3935
              Class B Bonds                                                           4.9706               0.9731            5.9437

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

              DISTRIBUTIONS PAYABLE ON PAYMENT DATE                                            $US                           $A

              Interest Entitlement:
    (b)            Class A Bonds                                                            2,870,600                    15,621,096
    (b)            Class B Bonds                                                              130,596                       576,690
              Principal Repayment:
    (c)            Class A Bonds                                                           28,800,000                    41,142,857
    (c)            Class B Bonds                                                                 --                            --
              Total:
                   Class A Bonds                                                           31,670,600                    56,763,953
                   Class B Bonds                                                              130,596                       576,690

              Total                                                                        31,801,196                    57,340,643

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              POOL FACTORS                                                                    Last                        Current
                                                                                          Distribution                 Distribution
                                                                                              Date                          Date

    (h)       Class A Bonds                                                                    1.0000                        0.9712
              Class B Bonds                                                                    1.0000                        1.0000

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    (d)       INCOME COLLECTIONS FOR CALCULATION PERIOD                                                                  17,168,777

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              AVAILABLE AMORTISATION AMOUNT                                                                                  $AUD

    (i)       Scheduled Principal Collections                                                                             1,708,290
    (i)       Unscheduled Principal Collections                                                                          70,095,747

              Gross Principal Collections                                                                                71,804,036

              less
    (g)       Redraw Advances, Line of Credit Advances and
              Permitted Further Advances                                                                                 29,887,789

    (e)       Net Principal Collections                                                                                  41,916,247

              Application of Cash Reserve and Advances
              Reserve as Available Amortisation Amount                                                                     (773,390)

    (l)       Charge-offs and Unreimbursed Charge-offs                                                                            0

    (f)       Available Amortisation Amount                                                                              41,142,857

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              PORTFOLIO INFORMATION
              (based on Loans forming part of the Assets of
              the Fund as at the last day of the Calculation Period)

    (j)       Aggregate Face Value of Loans                                                                           1,430,932,701
              Total number of Loans                                                                                           5,647
              Average Loan Balance                                                                                       253,396.97
              Weighted Average LVR                                                                                            72.72

                    Seasoning                     No of Loans             % by number               Balance            % by balance
                    0 to 6 months                    3,449                    61.08%              874,502,045                61.11%
                   6 to 12 months                    1,707                    30.23%              432,567,911                30.23%
                  12 to 18 months                      311                     5.51%               81,849,580                 5.72%
                  18 to 24 months                       96                     1.70%               23,586,679                 1.65%
                  24 to 36 months                       54                     0.96%               14,207,183                 0.99%
                  36 to 48 months                        4                     0.07%                  914,886                 0.06%
                  48 to 60 months                        2                     0.04%                  484,848                 0.03%
                       >60 months                       24                     0.43%                2,819,569                 0.20%
                                                     5,647                   100.0%             1,430,932,701               100.00%

    (k)       AGGREGATE LOSS AMOUNT                                                                                             NIL

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

    (m)       DELINQUENCY AND LOSSES

              Delinquency                                                                   AUD Amount                         % of
                                                                                             of Loans                          Pool

              31 - 60 days                                                                   9,444,156                        0.66%
              61 - 90 days                                                                   3,434,238                        0.24%
              90+ days                                                                       2,003,306                        0.14%

              Losses                                                                                                            AUD

              Mortgage Insurance claims made                                                                                    Nil

              Mortgage Insurance claims paid                                                                                    Nil

              Mortgage Insurance claims pending                                                                                 Nil

              Mortgage Insurance claims denied                                                                                  Nil

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